Exhibit 99.7

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

MR D C HAMILL MR J D G MCADAM MR T A SCOTT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF DIRECTORS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

SEE 2 ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

OPTIONS GRANTED UNDER THE ICI EXECUTIVE SHARE OPTION PLAN 2004

7. Number of shares / amount of stock purchased:

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

30 JUNE 2004

14. Date company informed

30 JUNE 2004

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

30 JUNE 2004

18. Period during which or date on which exercisable

30 JUNE 2007 – 29 JUNE 2014 (SUBJECT TO PERFORMANCE CONDITION SET OUT IN PARAGRAPH 20 BELOW)

19. Total amount paid (if any) for grant of the option

ZERO

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF £1 EACH

THE OPTION GRANT IS SUBJECT TO A SLIDING SCALE PERFORMANCE CONDITION DEFINED RELATIVE TO THE ACHIEVEMENT OF SPECIFIC EPS AMOUNTS IN 2006. THERE IS NO RE-TESTING OF THE CONDITION.

NAME	Number of Shares vesting for Threshold EPS performance	Number of Shares vesting for Maximum EPS performance
DAVID C HAMILL	168,831	506,493
JOHN D G MCADAM	277,056	831,168
TIMOTHY A SCOTT	162,337	487,012

UNDER CURRENT ACCOUNTING PRACTICES, THE THRESHOLD NUMBER OF SHARES ABOVE WILL VEST IF EPS OF 25.0P IS ACHIEVED. THE MAXIMUM NUMBER WILL VEST IF EPS OF 30.7P IS ACHIEVED. BETWEEN THESE POINTS THE NUMBER OF SHARES VESTING IS PRO-RATED ON A STRAIGHT LINE BASIS. NO SHARES VEST FOR LESS THAN 25.0P EPS.
EPS FOR THE PURPOSES OF THESE CALCULATIONS IS “DILUTED EPS” EXCLUDING ANY ELEMENT RELATING TO EXCEPTIONAL ITEMS AND / OR GOODWILL AMORTISATION.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.31

22. Total number of shares or debentures over which options held following this notification

MR D C HAMILL	892,631
MR J D G MCADAM	2,470,618
MR T A SCOTT	1,277,500

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of Notification

30 JUNE 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.